# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Marwynn Holdings, Inc., CIK 0002030522
CUSIP: 573863107
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 2955 MAIN STREET, STE 100A, IRVINE, California (CA), 92614
Date of event which requires filing of this statement: 06/08/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002159151

## Reporting persons
- LU XIAOPING: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 1,182,479; shared voting power 20,427; sole dispositive power 1,182,479; shared dispositive power 20,427; aggregate amount beneficially owned 1,202,906 (6% of the class)

## Item 1. Issuer
Name of issuer: Marwynn Holdings, Inc.
Address of issuer's principal executive offices: 2955 MAIN STREET, STE 100A, IRVINE, CALIFORNIA, 92614

## Item 2. Person Filing
Name of person filing: LU XIAOPING
Address of principal business office or, if none, residence: 61 Thornapple, Irvine, CA 92620
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of October 7, 2026, the Reporting Person beneficially owns 1,202,906 shares of the Issuer's common stock, including 1,182,479 shares held in individual brokerage and retirement accounts and 20,427 shares held in a joint account with the Reporting Person's spouse.

The Reporting Person first became the beneficial owner of more than 5% of the Issuer's outstanding common stock on June 8, 2026. The ownership amounts reported in this Item 4 reflect holdings as of October 7, 2026.
Percent of class: 6.0%, based on 20,194,804 shares of common stock outstanding as of September 10, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended July 31, 2026.
Sole power to vote or to direct the vote: 1182479
Shared power to vote or to direct the vote: 20427
Sole power to dispose or to direct the disposition: 1182479
Shared power to dispose or to direct the disposition: 20427

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Reporting Person's spouse shares the right to receive, or the power to direct the receipt of, dividends from and proceeds from the sale of the 20,427 shares of common stock held in their joint brokerage account. These shares are included in the aggregate amount reported in Item 4 and represent less than 5% of the Issuer's outstanding common stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- LU XIAOPING: XIAOPING LU, XIAOPING LU, Reporting Person (10/07/2026)